Shanghai Century Acquisition Corporation
Announces Record Date for Liquidation Distribution

New York, New York, August 19, 2008 -- Shanghai Century Acquisition Corporation (the “Company”) (AMEX: SHA, SHAWS, SHAU) announced today that the Company has set August 28, 2008 as the record date (“Record Date”) for determining the public stockholders entitled to receive liquidation distributions. The Record Date will also be the last trade date for the Company’s securities on the American Stock Exchange.

Pursuant to the plan of liquidation, which was approved by the Company’s stockholders on May 28, 2008, the Company will return the amount held in trust, together with interest (net of applicable taxes and associated expenses), to public stockholders, as of the Record Date, of the Company’s common stock originally issued in its initial public offering. No payments will be made with respect to any of the Company’s outstanding warrants or to the shares owned by the Company’s initial stockholders prior to the initial public offering. As of the Record Date, the share transfer books of the Company will be closed, and trading of the Company’s shares on the American Stock Exchange will be suspended. The Company expects to make liquidation distributions to the public stockholders promptly after September 3, 2008.

Cosimo Borrelli
Joint and Several Liquidator
Direct: +852 3761 3800
Mobile: +852 9492 6393
e-mail: cb@borrelliwalsh.com

G. Jacqueline Fangonil Walsh
Joint and Several Liquidator
Tel: +852 3761 3801
Mobile: +852 6108 5155
e-mail: jw@borrelliwalsh.com